EXHIBIT 21.1

SUBSIDIARIES OF NEW ENERGY SYSTEMS GROUP

 The following is a list of subsidiaries of New Energy Systems Group:

Subsidiary	Jurisdiction of Organization

Billion Electronic Co., Ltd.	British Virgin Islands
E’Jenie Technology Development Co., Ltd.	People’s Republic of China
Anytone International (H.K.) Co., Ltd.	Hong Kong
Shenzhen Anytone Technology Co., Ltd.	People’s Republic of China
Shenzhen NewPower Technology Co., Ltd.	People’s Republic of China